15 Allstate Parkway, Suite 600, Markham, Ontario, L3R5B4, Canada
Tel: 1.416.246.9997 Fax: 1.866.280.5239  www.kalloinc.ca

June 18, 2014

Via E-mail

William H. Thompson
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549, USA

Re:    Kallo Inc.
Letters dated April 18, 2014 / April 20, 2014 / June 04, 2014 June 09, 2014
Dear Mr. Thompson:

The reason for the delay in filing the amended Form 10-K for the period ending December 31, 2013 which contained audited financial statements and the Form 10-Q for the period ending March 31, 2014 which contained reviewed financial statements  was related entirely to the auditor.  The auditor requested an opinion to the affect that there were no violations of the Foreign Corrupt Practices Act. We complied and had our securities attorney issue an opinion that there were no violations of the Foreign Corrupt Practices Act. Then, after receiving the requested opinion, the auditor decided that it would require one from an "independent" attorney.   Again, we complied having retained a law firm in New York City, which specialized in the Foreign  Corrupt Practices Act.  Again, the opinion reflected there was no violation of the Foreign Corrupt Practices Act. After that, the auditor wanted the opinion from the New York City firm to contain additional language.   Our independent lawyer felt that the auditors were trying to influence her independent opinion and she refused to include the additional language.  By this time, we were frantic.  The auditor could not give us a definitive date or specific conditions which would result in the issuance of its audit opinion or the review of the March 31, 2014 financial statements.   Under the circumstances and had no choice but to obtain the services of a new auditor.  We also learned that the auditor had not taken steps to audit the information contained in the audited financial statements.  We believe that the Foreign Corrupt Practices issue was nothing more than a dodge for failing to audit the December 31, 2013 numbers.

We are not sure how to approach the disagreement issue. The auditor wants our independent attorney to revise her opinion which she will not do.  We advised the auditor to make whatever adjustments it deemed appropriate to our financial statements in order to issue an unqualified opinion even if it meant including a large contingent liability. They refused.  They will not accept two opinions from two qualified law firms and they won’t tell us how resolve the matter short of requiring the independent attorney to include certain language in her opinion, which she will not do.

Our new auditors do not have the issue our former auditor had with the Foreign Corrupt Practices Act. We anticipate having the December 31, 2013 unqualified audit report from MaloneBailey next week with the March 31, 2014 review report shortly thereafter. In the meantime, we will file an amended Form 8-K and include the foregoing as a “disagreement” and forward a copy to our former auditor.

Sincerely,

JOHN CECIL
John Cecil
Chief Executive Officer